Exhibit 99.1

Bilibili Inc. Announces First Quarter 2026 Financial Results

SHANGHAI, China, May 19, 2026 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights:

•	Average daily active users (DAUs) were 115.2 million, representing an increase of 8% year over year. Average daily time spent was 119 minutes, representing an increase of 11 minutes year over year.

•

Total net revenues were RMB7.47 billion (US$1.08 billion), representing an increase of 7% year over year. Advertising revenues, a key driver of total net revenues, were RMB2.59 billion (US$375.3 million), representing an increase of 30% year over year.

•	Gross profit was RMB2.77 billion (US$402.0 million), representing an increase of 9% year over year. Gross profit margin reached 37.1%, improving from 36.3% in the same period of 2025.

•

Net profit was RMB202.0 million (US$29.3 million), compared with a net loss of RMB10.7 million in the same period of 2025. Net profit margin was 2.7%, compared with a net loss ratio of 0.2% in the same period of 2025.

•	Adjusted net profit[1] was RMB585.4 million (US$84.9 million), representing an increase of 62% year over year. Adjusted net profit margin[1] was 7.8%, improving from 5.2% in the same period of 2025.

“Our performance in the first quarter demonstrates the strong momentum we brought into 2026,” said Mr. Rui Chen, Chairman and Chief Executive Officer of Bilibili. “Our community is thriving with more high-quality content offerings. DAUs grew 8% year over year to 115 million, and monthly active users surpassed 376 million. During the quarter, user engagement reached a new record high, with average daily time spent nearing the two-hour mark and total user time spent increasing 19% year over year. This progress is a testament to our commitment to content quality and a ‘community-first’ philosophy, which allows us to grow alongside the younger generation while expanding our reach to a broader audience. As user value deepens, commercialization follows as a natural extension of our ecosystem. Today, AI is accelerating every aspect of this flywheel by transforming content creation, discovery and commercial efficiency. We are poised to translate this momentum into sustained growth and compounding value over the long term.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “We continued our positive financial trajectory in the first quarter, delivering solid revenue growth, further margin expansion and sustained profitability. Total net revenues increased by 7% year over year to RMB7.47 billion, with advertising revenue growth accelerating to 30% year over year. Gross profit margin improved to 37.1%, marking our 15th consecutive quarter of margin expansion. Supported by our solid topline and operating leverage expansion, we delivered 62% year-over-year increases in our adjusted net profit. Moving forward, we remain committed to driving sustained profitability while maintaining a disciplined approach to investing in AI-driven innovation. The positive impact of these investments starts to reflect across our community metrics and financial performance, and we expect this contribution to continue in the years ahead.”

First Quarter 2026 Financial Results

Total net revenues. Total net revenues were RMB7.47 billion (US$1.08 billion), representing an increase of 7% from the same period of 2025.

Value-added services (VAS). Revenues from VAS were RMB2.91 billion (US$422.2 million), representing an increase of 4% from the same period of 2025, mainly attributable to increased revenues from premium memberships and other value-added services.

Advertising. Revenues from advertising were RMB2.59 billion (US$375.3 million), representing an increase of 30% from the same period of 2025, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.52 billion (US$220.7 million), representing a decrease of 12% from the same period of 2025, mainly attributable to a high base effect, reflecting the exceptional performance of San Guo: Mou Ding Tian Xia in the prior-year period as the title now transitions into a stable and mature life cycle.

IP derivatives and others. Revenues from IP derivatives and others were RMB448.2 million (US$65.0 million), representing a decrease of 4% from the same period of 2025.

Cost of revenues. Cost of revenues was RMB4.70 billion (US$681.2 million), representing an increase of 5% from the same period of 2025. Revenue-sharing costs, a key component of cost of revenues, were RMB2.85 billion (US$412.6 million), representing an increase of 7% from the same period of 2025.

Gross profit. Gross profit was RMB2.77 billion (US$402.0 million), representing an increase of 9% from the same period of 2025, mainly attributable to the growth in total net revenues and relatively stable costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.61 billion (US$377.9 million), representing an increase of 3% from the same period of 2025.

Sales and marketing expenses. Sales and marketing expenses were RMB1.15 billion (US$167.1 million), representing a decrease of 1% from the same period of 2025.

General and administrative expenses. General and administrative expenses were RMB532.7 million (US$77.2 million), representing an increase of 3% from the same period of 2025.

Research and development expenses. Research and development expenses were RMB921.1 million (US$133.5 million), representing an increase of 9% from the same period of 2025. The increase was primarily due to expanded AI investment, partially offset by efficient spending control.

Profit from operations. Profit from operations was RMB166.8 million (US$24.2 million), representing an increase of 1,011% year over year.

Adjusted profit from operations1. Adjusted profit from operations was RMB523.9 million (US$75.9 million), representing an increase of 53% from the same period of 2025.

Total other income/(expenses), net. Total other income was RMB54.5 million (US$7.9 million), compared with total other expenses of RMB14.1 million in the same period of 2025.

Income tax expense. Income tax expense was RMB19.3 million (US$2.8 million), compared with RMB11.6 million in the same period of 2025.

Net profit/(loss). Net profit was RMB202.0 million (US$29.3 million), compared with a net loss of RMB10.7 million in the same period of 2025.

Adjusted net profit1. Adjusted net profit was RMB585.4 million (US$84.9 million), representing an increase of 62% from the same period of 2025.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted earnings per share were RMB0.50 (US$0.07) and RMB0.48 (US$0.07), respectively, compared with basic and diluted net loss per share of RMB0.02 each in the same period of 2025. Adjusted basic and diluted earnings per share were RMB1.41 (US$0.20) and RMB1.31 (US$0.19), respectively, compared with RMB0.86 and RMB0.85 in the same period of 2025.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2026, the Company had cash and cash equivalents, time deposits and short-term investments of RMB24.19 billion (US$3.51 billion).

Share Repurchase Program

Pursuant to the Company’s two-year US$200 million share repurchase program, which was approved by the Board of Directors in November 2024 (the “2024 Program”), a total of 2.5 million of the Company’s listed securities were repurchased for a total cost of US$60.3 million in the first quarter of 2026. As of today, the 2024 Program has been completed and a total of 9.9 million of the Company’s listed securities were repurchased.

[1]

Adjusted profit from operations, adjusted net profit, adjusted net profit margin, and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 19, 2026 (8:00 PM Beijing/Hong Kong Time on May 19, 2026). Details for the conference call are as follows:

Event Title: Bilibili Inc. First Quarter 2026 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI1530efabe5854ae9b543c742532a0334

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit from operations, adjusted net profit, adjusted net profit margin, adjusted net profit per share and per ADS, basic and diluted and adjusted net profit attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and loss on repurchase of convertible senior notes. The Company calculates adjusted net profit margin by dividing the adjusted net profit by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,807,340	3,261,824	2,912,485
Advertising	1,997,635	3,041,977	2,588,788
Mobile games	1,731,155	1,540,411	1,522,552
IP derivatives and others	467,118	477,155	448,210

Total net revenues	7,003,248	8,321,367	7,472,035
Cost of revenues	(4,464,150)	(5,240,127)	(4,698,795)
Gross profit	2,539,098	3,081,240	2,773,240
Operating expenses:
Sales and marketing expenses	(1,166,975)	(1,128,169)	(1,152,711)
General and administrative expenses	(515,638)	(528,128)	(532,667)
Research and development expenses	(841,477)	(921,060)	(921,107)

Total operating expenses	(2,524,090)	(2,577,357)	(2,606,485)

Profit from operations	15,008	503,883	166,755
Other (expenses)/income:
Investment (loss)/income, net (including impairments)	(62,203)	(52,874)	64,551
Interest income	94,173	113,509	107,832
Interest expense	(32,571)	(40,360)	(39,337)
Exchange losses	(11,659)	(35,120)	(74,555)
Others, net	(1,837)	18,856	(3,963)

Total other (expenses)/income, net	(14,097)	4,011	54,528

Profit before income tax	911	507,894	221,283
Income tax (expense)/benefit	(11,588)	6,040	(19,288)

Net (loss)/profit	(10,677)	513,934	201,995
Net loss/(profit) attributable to noncontrolling interests	1,575	(533)	7,784

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(9,102)	513,401	209,779
Net (loss)/profit per share, basic	(0.02)	1.23	0.50
Net (loss)/profit per ADS, basic	(0.02)	1.23	0.50
Net (loss)/profit per share, diluted	(0.02)	1.14	0.48
Net (loss)/profit per ADS, diluted	(0.02)	1.14	0.48
Weighted average number of ordinary shares, basic	420,086,397	418,687,963	419,457,332
Weighted average number of ADS, basic	420,086,397	418,687,963	419,457,332
Weighted average number of ordinary shares, diluted	420,086,397	457,602,895	459,453,791
Weighted average number of ADS, diluted	420,086,397	457,602,895	459,453,791

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31 2025	March 31, 2026
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	23,996	26,956	29,407
Sales and marketing expenses	16,417	21,111	23,828
General and administrative expenses	144,497	138,327	155,814
Research and development expenses	105,855	111,268	107,364

Total	290,765	297,662	316,413

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2025	March 31, 2026
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	12,183,538	6,595,253
Time deposits	5,522,327	8,278,068
Restricted cash	50,800	800
Accounts receivable, net	1,268,219	1,321,452
Prepayments and other current assets	2,077,999	2,172,463
Short-term investments	6,447,197	9,320,751

Total current assets	27,550,080	27,688,787

Non-current assets:
Property and equipment, net	695,105	1,163,379
Production cost, net	1,599,896	1,479,420
Intangible assets, net	3,109,603	3,060,335
Goodwill	2,818,125	2,818,125
Long-term investments, net	4,761,653	4,586,159
Other long-term assets	633,301	627,897

Total non-current assets	13,617,683	13,735,315

Total assets	41,167,763	41,424,102

Liabilities
Current liabilities:
Accounts payable	5,497,415	5,950,738
Salary and welfare payables	1,710,322	1,276,317
Taxes payable	405,887	365,882
Short-term loan and current portion of long-term debt	4,860,846	4,860,845
Deferred revenue	4,661,863	4,568,529
Accrued liabilities and other payables	3,190,679	3,548,839

Total current liabilities	20,327,012	20,571,150

Non-current liabilities:
Long-term debt	4,775,871	4,705,631
Other long-term liabilities	516,317	538,341

Total non-current liabilities	5,292,188	5,243,972

Total liabilities	25,619,200	25,815,122

Total Bilibili Inc.’s shareholders’ equity	15,573,282	15,641,483
Noncontrolling interests	(24,719)	(32,503)

Total shareholders’ equity	15,548,563	15,608,980

Total liabilities and shareholders’ equity	41,167,763	41,424,102

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB
Profit from operations	15,008	503,883	166,755
Add:
Share-based compensation expenses	290,765	297,662	316,413
Amortization expense related to intangible assets acquired through business acquisitions	36,692	36,657	40,687

Adjusted profit from operations	342,465	838,202	523,855

Net (loss)/profit	(10,677)	513,934	201,995
Add:
Share-based compensation expenses	290,765	297,662	316,413
Amortization expense related to intangible assets acquired through business acquisitions	36,692	36,657	40,687
Income tax related to intangible assets acquired through business acquisitions	(4,136)	(4,131)	(1,731)
Loss on fair value change in investments in publicly traded companies	48,869	34,280	28,066

Adjusted net profit	361,513	878,402	585,430

Net (loss)/profit margin	-0.2%	6.2%	2.7%

Adjusted net profit margin	5.2%	10.6%	7.8%

Net loss/(profit) attributable to noncontrolling interests	1,575	(533)	7,784

Adjusted net profit attributable to the Bilibili Inc.’s shareholders	363,088	877,869	593,214

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB
Adjusted net profit per share, basic	0.86	2.10	1.41
Adjusted net profit per ADS, basic	0.86	2.10	1.41
Adjusted net profit per share, diluted	0.85	1.94	1.31
Adjusted net profit per ADS, diluted	0.85	1.94	1.31
Weighted average number of ordinary shares, basic	420,086,397	418,687,963	419,457,332
Weighted average number of ADS, basic	420,086,397	418,687,963	419,457,332
Weighted average number of ordinary shares, diluted	425,621,074	457,602,895	459,453,791
Weighted average number of ADS, diluted	425,621,074	457,602,895	459,453,791